SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

StoneMor Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86184W106
(CUSIP Number)

Axar Capital Management, LP

915 Broadway, Suite 502

New York, NY 10010

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86184W106	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 88,633,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 88,633,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.90%*
14	TYPE OF REPORTING PERSON IA

*The percentages used in this Schedule 13D/A are calculated based upon 118,337,475 shares of Common Stock reported to be outstanding as of March 21, 2022 in the Issuer's Annual Report on Form 10-K for the fiscal year ended December, 2021, filed with the SEC on March 31, 2022.

CUSIP No. 86184W106	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 88,633,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 88,633,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.90%*
14	TYPE OF REPORTING PERSON OO, HC

*The percentages used in this Schedule 13D/A are calculated based upon 118,337,475 shares of Common Stock reported to be outstanding as of March 21, 2022 in the Issuer's Annual Report on Form 10-K for the fiscal year ended December, 2021, filed with the SEC on March 31, 2022.

CUSIP No. 86184W106	13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 88,633,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 88,633,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.90%*
14	TYPE OF REPORTING PERSON IN, HC

*The percentages used in this Schedule 13D/A are calculated based upon 118,337,475 shares of Common Stock reported to be outstanding as of March 21, 2022 in the Issuer's Annual Report on Form 10-K for the fiscal year ended December, 2021, filed with the SEC on March 31, 2022.

CUSIP No. 86184W106	13D/A	Page 5 of 6 Pages

This Amendment No. 18 ("Amendment No. 18") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on February 5, 2019 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on May 1, 2019 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on June 28, 2019 ("Amendment No. 6"), Amendment No. 7 filed with the SEC on October 29, 2019 ("Amendment No. 7"), Amendment No. 8 filed with the SEC on October 31, 2019 ("Amendment No. 8"), Amendment No. 9 filed with the SEC on January 2, 2020 ("Amendment No. 9"), Amendment No. 10 filed with the SEC on April 3, 2020 ("Amendment No. 10"), Amendment No. 11 filed with the SEC on May 27, 2020 ("Amendment No. 11"), Amendment No. 12 filed with the SEC on June 23, 2020 ("Amendment No. 12"), Amendment No. 13 filed with the SEC on September 8, 2020 ("Amendment No. 13"), Amendment No. 14 filed with the SEC on November 23, 2020 ("Amendment No. 14") and Amendment No. 15 filed with the SEC on February 2, 2021 ("Amendment No. 15"), Amendment No. 16 filed with the SEC on April 15, 2021 ("Amendment No. 16") and Amendment No. 17 filed with the SEC on September 24, 2021 ("Amendment No. 17", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16 and this Amendment No. 18, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of StoneMor Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 18 shall have the meanings set forth in the Schedule 13D. This Amendment No. 18 amends Items 4 and 6 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 19, 2022, the Investment Manager, at the request of the Trust Committee, agreed to terminate the Subadvisor Agreement, effective immediately. In connection with the termination, the Investment Manager also agreed to waive all fees payable to the Investment Manager under the Subadvisor Agreement for the period from January 1, 2022 though the termination date.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated, as follows:

The Reporting Persons may be deemed to have economic exposure to an additional 1,536,717 shares of Common Stock pursuant to certain cash-settled equity swaps each between an Axar Vehicle and a broker-dealer counterparty. The cash-settled equity swaps shall continue until terminated as elected by the parties, and currently have an initial reference termination date of June 20, 2025. The reference prices for such swaps range from $3.1227 to $7.5565. The Reporting Persons do not have voting power or dispositive power with respect to the shares of Common Stock referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

CUSIP No. 86184W106	13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 21, 2022

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD